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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

Arena Pharmaceuticals, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

040047 10 2 (CUSIP Number)

Hope Flack BVF Partners L.P. 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2003 (Date of Event Which Requires Filing of this Amendment)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 040047 10 2	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,263,745
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		2,263,745

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,263,745

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 040047 10 2	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,453,102
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,453,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,453,102

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 040047 10 2	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		3,714,365
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		3,714,365

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,714,365

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 040047 10 2	13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		7,658,412
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		7,658,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,658,412

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 040047 10 2	13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		7,658,412
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		7,658,412

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,658,412

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.7%

14	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 040047 10 2	13D	Page 7 of 9 Pages

        This Amendment No. 2 to the Statement on Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.0001 per share (the "Stock"), of Arena Pharmaceuticals, Inc., a Delaware corporation ("Arena"). The principal executive office of Arena is located at 6166 Nancy Ridge Road, San Diego, California 92121.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

        The sole purpose of the acquisitions of the shares of Stock reported herein was for investment. The Reporting Persons review their investments on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional stock subject to the restrictions of the Stockholders Agreement (as defined and summarized in Item 6 below), or selling all or a portion of their Stock, in the open market or in privately negotiated transactions with the Issuer or third parties or maintaining their holdings at current levels. Subject to the restrictions of the Stockholders Agreement, the Reporting Persons' review of their investments and these activities may result in the Reporting Persons considering plans or proposals regarding actions set forth in Item 4 of Schedule 13D. The Reporting Persons' decision to acquire or dispose of Stock, hold Stock or take such other action will be subject to the restrictions of the Stockholders Agreement, and will depend on market, economic and other conditions, including an ongoing evaluation of the Issuer's financial condition, operations and prospects, the actions of the Issuer's management and the Board and other future developments, regulatory requirements and the relative attractiveness of alternative business and investment opportunities. Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable, subject to the restrictions of the Stockholders Agreement.

Item 6 is hereby amended to read in its entirety as follows:

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to the Stockholders Agreement between Arena and the Reporting Persons entered into on January 17, 2003 (the "Stockholders Agreement"), one representative from the Reporting Persons shall be entitled to serve on Arena's Board of Directors and one representative from the Reporting Persons shall be entitled to serve as a non-voting observer and participant in meetings of the Board of Directors. The Stockholders Agreement also provides for certain rights of the Reporting Persons to call a Special Meeting of Stockholders in limited circumstances. The Stockholders Agreement further provides that from July 1, 2003 through October 15, 2003, Arena shall have the right to offer to purchase from the Reporting Persons at least three million (3,000,000) shares of Stock on terms described in the Stockholders Agreement. The Stockholders Agreement does not require the Reporting Persons to accept or reject such offer. Pursuant to the terms of the Stockholders Agreement, the Reporting Persons agreed to certain time-limited standstill provisions, including a prohibition on any acquisitions of Stock or assets of Arena, a prohibition on the solicitation of proxies or the submission of shareholder proposals except as provided in the Stockholders Agreement, and a prohibition on engaging in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Stockholders Agreement also provides that the Stock beneficially owned by the Reporting Persons shall be voted in accordance with the recommendations of the Board of Directors with respect to nominees for election to the Board of Directors and certain stockholder proposals while the standstill provisions are in effect.

CUSIP No. 040047 10 2	13D	Page 8 of 9 Pages

        The foregoing summary of the terms of the Stockholders Agreement does not purport to be a complete discussion of the agreement. Accordingly, the foregoing summary is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed as an exhibit to this Amendment No. 2 and incorporated by reference in this Schedule 13D.

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 – Agreement Regarding Joint Filing

Exhibit 2 – Stockholders Agreement

CUSIP No. 040047 10 2	13D	Page 9 of 9 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:	January 17, 2003
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
By:
/s/ MARK N. LAMPERT Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
By:
/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INVESTMENTS L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
By:
/s/ MARK N. LAMPERT Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
By:
/s/ MARK N. LAMPERT Mark N. Lampert President
BVF INC.
By:
/s/ MARK N. LAMPERT Mark N. Lampert President

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SCHEDULE 13D
  ITEM 4. PURPOSE OF TRANSACTIONS.
  ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.